SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                         OF THE SECURITIES ACT OF 1934

For the period ended December 31, 1995             Commission File No. 0-6032

           COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
           ------------------------------------------------------
                          (Full title of the Plan)

                          COMPASS BANCSHARES, INC.
           ------------------------------------------------------
           (Exact name of registrant as specified in its charter)

       Delaware                                        63-0593897
- ------------------------                 ------------------------------------
(State of Incorporation)                 (I.R.S. Employer Identification No.)


                            15 South 20th Street
                         Birmingham, Alabama 35233
                  ----------------------------------------
                  (Address of principal executive offices)

                               (205) 933-3000
                      -------------------------------
                      (Registrant's telephone number)

                          COMPASS BANCSHARES, INC.
                       EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL INFORMATION
- ---------------------

Item 1  Audited statements of financial condition as of December 31, 1995 and 1994

Item 2 Audited statements of income and changes in plan equity for the three years ended December 31, 1995

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                      Financial Statements and Schedules
                       December 31, 1995, 1994 and 1993
                   With Independent Auditors' Report Thereon

                         Independent Auditors' Report



The Board of Directors
Compass Bancshares, Inc.


We have audited the accompanying statements of net assets available for plan benefits as of December 31, 1995 and 1994 of Compass Bancshares, Inc. Employee Stock Ownership Plan and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG Peat Marwick LLP

Birmingham, Alabama
June 26, 1996


                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
             Statements of Net Assets Available for Plan Benefits
                          December 31, 1995 and 1994


                    Assets                                   1995           1994
                    ------                              -------------   -----------
Investments, at fair value:
 Compass Bancshares, Inc.
  common stock - (cost of $38,765,202
  and $34,662,895 for 1995 and 1994, respectively)      $  91,235,529    60,010,786
 Compass Bank, Inc. common trust funds (cost of
  $5,525,953 and $4,338,692 for 1995 and
  1994, respectively)                                       7,513,173     5,219,088
 GIC mutual fund - Capital Preservation Fund
  (at cost which equals fair value)                         4,378,779     4,434,695
 Money market fund (at cost which equals fair value)        1,656,249     1,582,853
 Loans to participants (at principal balance which
  approximates fair value)                                      4,385        29,503
                                                        -------------    ----------
                                                          104,788,115    71,276,925

Dividends and interest income receivable                      802,175       643,766
Cash                                                            3,378       375,698
Employee contributions receivable                             125,608       111,447
Employer contributions receivable                              45,523     2,990,173
Due from broker                                                  -          175,491
                                                        -------------    ----------
  Total assets                                            105,764,799    75,573,500


                   Liabilities
                   -----------

Due to broker                                                    -        1,471,719
                                                        -------------    ----------
  Total liabilities                                              -        1,471,719
                                                        -------------    ----------
   Net assets available for plan benefits               $ 105,764,799    74,101,781
                                                        =============    ==========



See accompanying notes to financial statements.


                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
        Statements of Changes in Net Assets Available for Plan Benefits
                 Years Ended December 31, 1995, 1994 and 1993

                                               1995          1994         1993
                                          --------------  -----------  -----------
Investment income:
 Dividends - Compass Bancshares, Inc.
  common stock                            $   3,105,538    2,425,645    1,947,834
 Interest                                       358,413      378,804      352,126
   Net investment income                      3,463,951    2,804,449    2,299,960

Net realized gain on sale of investments      2,496,095      149,813       93,608
Unrealized appreciation (depreciation)
 of investments                              28,229,260     (492,087)  (3,800,841)
                                          --------------  -----------  -----------
                                             34,189,306    2,462,175   (1,407,273)

Contributions:
 Employee                                     3,049,865    2,767,905    2,236,517
 Employer                                     1,115,422    3,984,001    3,864,833
                                          --------------  -----------  -----------
                                              4,165,287    6,751,906    6,101,350

Distributions paid to participants           (7,244,825)  (5,107,304)  (4,229,911)
Rollovers                                       553,250       45,553      784,819
                                          --------------  -----------  -----------
  Net increase                               31,663,018    4,152,330    1,248,985

Net assets available for plan benefits:
 Beginning of year                           74,101,781   69,949,451   68,700,466
                                          --------------  -----------  -----------

 End of year                              $ 105,764,799   74,101,781   69,949,451
                                          ==============  ==========   ==========



See accompanying notes to financial statements.

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         Notes to Financial Statements
                       December 31, 1995, 1994 and 1993



Summary of Significant Accounting Policies

(a) Basis of Presentation

  The accompanying financial statements of Compass Bancshares, Inc. Employee Stock Ownership Plan (the Plan) have been prepared on an accrual basis in accordance with generally accepted accounting principles.

(b) Investments in Securities

  Investments in securities are stated at fair value. The fair value of corporate securities is based on quotations obtained from national securities exchanges. Common trust funds and the money market and GIC mutual funds are valued at current unit value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are calculated using the average cost method.

(c) Plan Expenses

  The trust department of Compass Bank (the Trustee) is trustee for the Plan. Compass Bank is a wholly-owned banking subsidiary of Compass Bancshares, Inc. (the Company or Employer). Administration fees paid to the Trustee are reimbursed to the Plan by the Company. Trustee administration fees were $377,048, $304,534, and $289,575 for the years ended December 31, 1995, 1994 and 1993, respectively.

(d) Federal Income Taxes

  A determination letter has been received from the Internal Revenue Service stating that the Plan qualifies under Section 401 of the Internal Revenue Code and that the Plan is exempt from federal income tax. Amounts contributed by the employer and Plan earnings and appreciation in the value of investments will not be taxed to the employee until a distribution is received from the Plan, except for appreciation in the value of Compass Bancshares, Inc. common stock which will not be taxed until the participant disposes of that stock.

(e) Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrators to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the components of changes in net assets during the reporting period. Actual results could differ from those estimates.




(Continued)

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         Notes to Financial Statements


(2) Organization

The Plan was adopted on November 19, 1976, effective January 1, 1976. The Plan was amended, effective April 1, 1986, to include a salary reduction feature which permits employees who participate (Participants) in the Plan to defer and save part of their compensation, as provided for under Section 401(k) of the Internal Revenue Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).


(3) Description of Plan

    (a) Participant Contributions

    Employees automatically become Participants on the first day of January or July following completion of one year of service. Participants may elect to have up to 10 percent of their compensation deferred and contributed to the Plan. There were 3,792, 3,605, and 3,236 participants as of December 31, 1995, 1994, and 1993, respectively.

    Participants may allocate their contributions, in multiples of I percent, to the following funds:

            (i) Fund A - Employee/Employer Company Stock Fund:
                Invested entirely in common stock of Compass Bancshares, Inc.;

           (ii) Fund B - Employee Growth Equity Fund: Invested primarily in a diversified portfolio of growth stocks. The assets of Fund B have been invested in the Compass Bank Employee Benefit Asset Growth Equity Collective Investment Fund;

          (iii) Fund C - Employee Capital Preservation Fund:
                Invested in the Capital Preservation Fund, a mutual fund that invests solely in guaranteed investment contracts with insurance companies;

           (iv) Fund D - Compass Bank Employee Starburst Money Market Fund:
                Invested primarily in P-1 rated commercial paper and other money market instruments maturing in one year or less;

            (v) Fund E - Employee Value Equity Fund: Invested primarily in a diversified portfolio of defensive-oriented stocks stressing value and low price-to-earnings ratios. The collective fund may also invest in a significant amount of short-term cash equivalents. The assets of Fund E have been invested in the Compass Bank Employee Benefit Value Collective Investment Fund;




(Continued)

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


(3) Description of Plan, Continued

    (a) Participant Contributions, Continued

          (vi) Fund F - Employee Contrarian Equity Fund: Invested primarily in a diversified portfolio of stocks which are determined to be a good value notwithstanding that the price of such stocks may be currently depressed and the stocks may be currently out-of-favor with the market. The assets of Fund F have been invested in the Compass Bank Employee Benefit Basic Value Collective Investment Fund; and

         (vii) Fund G - Employee Short-Term, High Quality Bond Fund:
               Invested primarily in a diversified portfolio of corporate and governmental debt securities, money market funds, asset-backed securities, including collateralized mortgage obligations, and other types of securities. The assets of Fund G have been invested in the Compass Bank Employee Benefit Short-Term, High Quality Bond Fund. Fund G was originated in 1994.

        The assets in Funds B, E, F, and G have been invested in common trust funds of the trust department of Compass Bank. Compass Bank is the investment advisor for the Starburst Money Market Fund (Fund D).

    (b) Employer Contributions

    The Employer, in its sole discretion, may make matching contributions in an amount determined by the board of directors of the Company. These matching contributions may not exceed the lesser of a Participant's elective contribution or 2 percent of such Participant's base compensation. If the Employer's earnings reach a targeted amount, the Employer may contribute an additional I percent matching amount. Such contributions are allocated to employee amounts based on relative compensation. For the years ended December 31, 1994 and 1993, the employer's earnings reached the targeted amount and the matching contribution was the lesser of the Participant's elective contribution or 3 percent of the Participant's base compensation. The employer's earnings did not reach the target in 1995.

    (c) Vesting

    Participants have a fully-vested and nonforfeitable interest in the portion of their accounts attributable to their contributions and the Employer's matching contributions, including earnings thereon. A Participant acquires a vested interest in accounts attributable to Employer discretionary contributions based on length of employment, as follows:

                        Years of Service             Vesting Percentage
                        ----------------             ------------------
                          Less than 5                         0
                          5 or more                         100


(Continued)

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         Notes to Financial Statements

(3) Description of Plan, Continued

    (d) Forfeitures

    If a Participant incurs a "break in service," as defined in the Plan, for any reason other than permanent disability, death or normal retirement, and is not 100 percent vested in the employer discretionary contributions, the nonvested portion is forfeited. Forfeited amounts attributable to employer discretionary contributions are allocated among eligible Participants in the same manner as employer discretionary contributions.

    (e) Withdrawal Provisions

    Participants may request that all or part of their accounts attributable to elective contributions, adjusted for gain or loss thereon, be paid to them to meet an immediate and heavy financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a Participant in this fashion will be taxable and may not be repaid to the Plan.

    (f)   Priorities Upon Termination

    Upon termination of the Plan, all Participants' funds shall become fully vested. The trust will continue until the Plan benefits of each Participant has been distributed.

    (g) Rollovers

    During 1995, 1994 and 1993, assets were rolled into the Plan from the plans that were associated with banks acquired by the Company.








(Continued)

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(4) Investments

The investments of the Plan as of December 31, 1995 and 1994 are summarized as follows:

                                                                       Fair value
                                           Number of                    per share       Fair
                                          shares/units       Cost        or unit        value
December 31, 1995                         ------------    ------------ ----------   -----------
- -----------------

Common stock -
  Compass Bancshares, Inc.                  2,764,713     $ 38,765,202     33.00     91,235,529

Compass Bank, Inc. common
 trust funds-
  Employee Benefit Asset
   Growth Fund                                 30,910        1,802,155     72.41      2,238,232
  Employee Benefit Value
   Equity Fund                                 41,735        1,858,631     60.64      2,530,684
  Employee Benefit Contrarian
   Equity Fund                                 65,328        1,731,384     39.83      2,601,806
  Employee Benefit Short-Term,
   High Quality Bond Fund                       9,447          133,783     15.08        142,451
                                          -----------     ------------              -----------
                                              147,420        5,525,953                7,513,173
GIC mutual fund - Capital
 Preservation Fund                            437,744        4,378,779     10.00      4,378,779

Compass Bank, Inc. Starburst
 Money Market Fund                          1,656,249        1,656,249      1.00      1,656,249

Loans to participants                           4,385            4,385      1.00          4,385
                                                          ------------              -----------
                                                          $ 50,330,568              104,788,115
                                                          ============              ===========

December 31, 1994
- -----------------
Common stock -
 Compass Bancshares, Inc.                   2,727,763     $ 34,662,895     22.00     60,010,786

Compass Bank, Inc. common
 trust funds-
  Employee Benefit Asset
   Growth Fund                                 27,602        1,498,156     61.66      1,701,933
  Employee Benefit Value
   Equity Fund                                 36,088        1,450,615     48.17      1,738,249
  Employee Benefit Contrarian
   Equity Fund                                 57,007        1,350,930     30.52      1,739,907
  Employee Benefit Short-Term,
   High Quality Bond Fund                       2,885           38,991     13.52         38,999
                                          -----------     ------------    ------    -----------
                                              123,582        4,338,692                5,219,088

GIC mutual fund - Capital
 Preservation Fund                           443,470         4,434,695     10.00      4,434,695

Compass Bank, Inc. Starburst
 Money Market Fund                         1,582,853         1,582,853      1.00      1,582,853

Loans to participants                         29,503            29,503      1.00         29,503
                                                          ------------              -----------
                                                          $ 45,048,638               72,276,925
                                                          ============              ===========

(Continued)

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         Notes to Financial Statements

(4) Investments, Continued

The net unrealized appreciation (depreciation) of investments included in plan equity is as follows:

                                                                                               Other     Combined
                                Fund A     Fund B    Fund E    Fund F   Fund G      ESOP       funds       funds
                             ------------  --------  --------  -------  ------   -----------  --------   -----------
Balance at December 31, 1992 $ 6,178,591   183,579   144,492   153,203     -      28,025,708   (1,444)   34,684,429
Less: Portion included in
       distributions to
       participants              298,522      -         -         -        -       2,487,316   (1,444)    2,784,694
Add:  1993 increase
       (decrease)             (1,109,644)   60,125   156,750   154,184     -      (3,062,256)    -       (3,800,841)
                             ------------  --------  --------  -------  ------    -----------  -------   -----------
Balance at December 31, 1993   4,770,425   243,704   301,242   307,387     -      22,476,136     -       28,098,894
Less: Portion included in
       distributions to
       participants              337,582      -         -         -        -       1,040,938     -        1,378,520
Add:  1994 increase
       (decrease)               (358,969)  (39,926)  (13,609)   81,590       8      (161,181)    -         (492,087)
                             ------------  --------  --------  -------  ------    -----------  -------   -----------
Balance at December 31, 1994   4,073,874   203,778   287,633   388,977       8    21,274,017     -       26,228,287
Add:  1995 increase            7,914,698   231,155   384,420   481,445   8,660    19,207,738    1,144    28,229,260
                             ------------  --------  --------  -------  ------    -----------  -------   -----------
Balance at December 31, 1995 $11,988,572   434,933   672,053   870,422   8,668    40,481,755    1,144    54,457,547
                             ============  ========  ========  =======  ======    ===========  =======   ===========


Realized gains for the year ended December 31, 1995, 1994 and 1993 were comprised of the following:

                                                              1995
                                            ----------------------------------------
                                               Sales        Aggregate     Realized
                                              proceeds         cost         gain
                                            -----------     ----------   -----------
Common stock - Compass Bancshares, Inc.     $ 4,558,485      2,330,387   $ 2,228,098
Compass Bank, Inc. common trust funds         2,484,450      2,216,453       267,997
                                                                         -----------
                                                                         $ 2,496,095
                                                                         ===========

                                                              1994
                                            ----------------------------------------
                                               Sales        Aggregate     Realized
                                              proceeds         cost         gain
                                            -----------     ----------   -----------
Common stock - Compass Bancshares, Inc.       $ 206,620        154,336     $  52,284
Compass Bank, Inc. common trust funds           507,693        410,164        97,529
                                                                         -----------
                                                                           $ 149,813
                                                                         ===========

                                                              1993
                                            ----------------------------------------
                                               Sales        Aggregate     Realized
                                              proceeds         cost         gain
                                            -----------     ----------   -----------
Common stock - Compass Bancshares, Inc.       $ 224,566        148,137     $  76,429
Compass Bank, Inc. common trust funds           101,048         83,869        17,179
                                                                         -----------
                                                                           $  93,608
                                                                         ===========



(Continued)

                                     - 7 -
                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         Notes to Financial Statements


(5) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are explained in note 1(b) and below. Fair value estimates should not be considered representative of the liquidation value of the Plan's financial instruments, but rather a good-faith estimate of the fair value of financial instruments held by the Plan.

For cash, receivables and payables, the carrying amounts approximate fair value because of the short-term nature of these instruments.

                                                                  SCHEDULE I

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

  Allocation of Net Assets Available for Plan Benefits to Investment Programs

                               December 31, 1995


                              Fund A -   Fund B -    Fund C -    Fund D -    Fund E -    Fund F -   Fund G -     ESOP -
                             Employee/   Employee    Employee    Employee    Employee    Employee   Employee    Employer
                              Employer    Growth     Capital    Starburst      Value    Contrarian Short-Term,   Company
                               Company    Equity   Preservation   Money       Equity      Equity   High Quality   Stock  Unallocated
         Assets             Stock Fund    Fund         Fund     Market Fund    Fund        Fund     Bond Fund     Fund      Funds
         ------            -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
Investments at fair value:
 Compass Bancshares, Inc
  common stock              27,484,314        -           -           -           -           -         -      63,751,215     -
 Compass Bank, Inc. common
  trust funds                     -      2,238,232        -           -      2,530,684   2,601,806   142,451         -        -
 Deposit administration
  contract                        -           -      4,378,779        -           -           -         -            -        -
 Money market fund              10,144        -           -      1,646,105                                           -        -
 Loans to participants            -           -           -           -           -            -        -            -       4,385
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
                            27,494,458   2,238,232   4,378,779   1,646,105   2,530,684   2,601,806   142,451   63,751,215    4,385
Dividends and interest
 income receivable             232,530        -         20,846       7,814        -           -         -         540,985     -
Cash                             3,304        -           -           -           -           -         -              (2)      76
Employee contributions
 receivable                     52,589      14,914      19,449       5,682      14,913      16,927     1,134         -        -
Employer contributions
 receivable                     45,523        -           -           -           -           -         -            -        -
 Total assets and net
  assets available
  for plan benefits        $27,828,404   2,253,146   4,419,074   1,659,601   2,545,597   2,618,733   143,585   64,292,198    4,461
                           ===========   =========   =========   =========   =========   =========   =======   ==========   ======


                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

  Allocation of Net Assets Available for Plan Benefits to Investment Programs

                               December 31, 1994


                              Fund A -   Fund B -    Fund C -    Fund D -    Fund E -    Fund F -   Fund G -     ESOP -
                             Employee/   Employee    Employee    Employee    Employee    Employee   Employee    Employer
                              Employer    Growth     Capital    Starburst      Value    Contrarian Short-Term,   Company
                               Company    Equity   Preservation   Money       Equity      Equity   High Quality   Stock  Unallocated
         Assets             Stock Fund    Fund         Fund     Market Fund    Fund        Fund     Bond Fund     Fund      Funds
         ------            -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
Investments at fair value:
 Compass Bancshares, Inc.
  common stock             $16,635,146       -                        -           -           -         -      43,375,640     -
 Compass Bank, Inc. common
  trust funds                     -      1,701,933        -           -      1,738,249   1,739,907    38,999         -        -
 GIC mutual fund - Capital
  Preservation Fund               -           -      4,434,695        -           -           -         -            -        -
 Money market fund             56,310         -           -      1,524,754                             1,196          593     -
 Loans to participants              -         -           -           -           -           -         -            -      29,503
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
                            16,691,456   1,701,933   4,434,695   1,524,754   1,738,249   1,739,907    38,999   43,376,836   30,096
Dividends and interest
 income receivable             175,133        -         22,775       7,860        -           -         -         437,998     -
Cash                            37,942      27,683      56,153     193,297      27,862      31,417      -               1    1,343
Employee contributions
 receivable                     48,831      12,386      20,478       4,740      12,373      12,588       51          -        -
Employer contributions
 receivable                    449,128        -           -           -           -           -         -       2,541,045     -
Due from broker                175,491        -           -           -           -           -         -            -        -
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------

  Total assets              17,577,981   1,742,002   4,534,101   1,730,651   1,778,484   1,783,912    39,050   46,355,880   31,439
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------

       Liabilities
       -----------

Due to broker                     -           -           -           -           -           -         -       1,471,719     -
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------

  Total liabilities               -           -           -           -           -           -         -       1,471,719     -

Net assets available
 for plan benefits         $17,577,981   1,742,002   4,534,101   1,730,651   1,778,484   1,783,912    39,050   44,884,161   31,439
                           ===========   =========   =========   =========   =========   =========   =======   ==========   ======


                                                                  SCHEDULE II

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
 Allocation of Changes in Net Assets Available for Plan Benefits to Investment
                                   Programs
                         Year Ended December 31, 1995

                              Fund A -   Fund B -    Fund C -    Fund D -    Fund E -    Fund F -   Fund G -     ESOP -
                             Employee/   Employee    Employee    Employee    Employee    Employee   Employee    Employer
                              Employer    Growth     Capital    Starburst      Value    Contrarian Short-Term,   Company
                               Company    Equity   Preservation   Money       Equity      Equity   High Quality   Stock  Unallocated
                            Stock Fund    Fund         Fund     Market Fund    Fund        Fund     Bond Fund     Fund      Funds
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
Investment income:
 Dividends - Compass
  Bancshares, Inc.
  common stock             $   902,658        -           -           -           -           -         -       2,202,353      527
 Interest                        7,307        -        252,581      91,424        -           -         -           5,599    1,502
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
  Net investment income        909,965        -        252,581      91,424        -           -         -       2,207,952    2,029

Net realized gain on sale
 of investments                599,112      70,352        -           -         96,957      97,692     2,996    1,628,986     -

Unrealized appreciation
 (depreciation) of
 investments                 7,914,698     231,155        -           -        384,420     481,445     8,660   19,207,738    1,144
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
                             9,423,775     301,507     252,581      91,424     481,377     579,137    11,656   23,044,676    3,173
Contributions:
 Employee                    1,304,618     349,378     506,055     123,812     354,110     395,198    16,594         -         100
 Employer                    1,115,422        -           -           -           -           -         -            -
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
                             2,420,040     349,378     506,055     123,812     354,110     395,198    16,594         -         100
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
Distributions paid to
 participants               (1,714,210)   (238,822)   (772,737)   (389,789)   (242,178)   (247,217)   (1,162)  (3,630,480)  (8,230)
Rollovers and transfers        120,818      99,080    (100,925)    103,503     173,804     107,703    77,448       (6,159) (22,022)
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
  Net increase (decrease)   10,250,423     511,143    (115,026)    (71,050)    767,113     834,821   104,536   19,408,037  (26,979)
Net assets available for
 Plan benefits:
  Beginning of year         17,577,981   1,742,002   4,534,101   1,730,651   1,778,484   1,783,912    39,050   44,884,161   31,439
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
  End of year              $27,828,404   2,253,146   4,419,074   1,659,601   2,545,597   2,618,733   143,585   64,292,198    4,461
                           ===========   =========   =========   =========   =========   =========   =======   ==========   ======


                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
 Allocation of Changes in Net Assets Available for Plan Benefits to Investment
                                   Programs
                         Year Ended December 31, 1994


                              Fund A -   Fund B -    Fund C -    Fund D -    Fund E -    Fund F -   Fund G -     ESOP -
                             Employee/   Employee    Employee    Employee    Employee    Employee   Employee    Employer
                              Employer    Growth     Capital    Starburst      Value    Contrarian Short-Term,   Company
                               Company    Equity   Preservation   Money       Equity      Equity   High Quality   Stock  Unallocated
                            Stock Fund    Fund         Fund     Market Fund    Fund        Fund     Bond Fund     Fund      Funds
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
Investment income:
 Dividends - Compass
  Bancshares, Inc.
  common stock             $   670,028        -           -           -           -           -         -       1,755,617      -
 Interest                        4,488         335     288,491      75,666           5           5      -           4,660     5,154
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
   Net investment income       674,516         335     288,491      75,666           5           5      -       1,760,277     5,154

Net realized gain on sale
 of investments                 41,849      21,944        -           -         19,677      55,908      -          10,435      -

Unrealized appreciation
 (depreciation) of
 investments                  (358,969)    (39,926)       -           -        (13,609)     81,590         8     (161,181)     -
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
                               357,396     (17,647)    288,491      75,666       6,073     137,503         8     1,609,531    5,154
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
Contributions:
 Employee                    1,230,926     466,718     495,474     112,064     230,545     231,747        51          -         380
 Employer                    1,442,956        -           -           -           -           -         -        2,541,045     -
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
                             2,673,882     466,718     495,474     112,064     230,545     231,747        51     2,541,045      380
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
Distributions paid to
 participants               (1,038,454)   (443,963) (1,141,693)   (382,162)    (52,302)    (52,288)     -       (1,993,830)  (2,612)
Rollovers and transfers        440,392     313,392    (315,916)   (397,135)     92,723     (47,696)   38,991         6,269  (85,467)
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
 Net increase (decrease)     2,433,216     318,500    (673,644)   (591,567)    277,039     269,266    39,050     2,163,015  (82,545)
Net assets available for
 Plan benefits:
  Beginning of year         15,144,765   1,423,502   5,207,745   2,322,218   1,501,445   1,514,646      -       42,721,146  113,984
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
  End of year              $17,577,981   1,742,002   4,534,101   1,730,651   1,788,484   1,783,912    39,050    44,884,161   31,439
                           ===========   =========   =========   =========   =========   =========   =======   ===

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
 Allocation of Changes in Net Assets Available for Plan Benefits to Investment
                                   Programs
                         Year Ended December 31, 1993

                              Fund A -   Fund B -    Fund C -    Fund D -    Fund E -    Fund F -     ESOP -
                             Employee/   Employee    Employee    Employee    Employee    Employee     Employer
                              Employer    Growth     Capital    Starburst      Value    Contrarian   Company
                               Company    Equity   Preservation   Money       Equity      Equity      Stock   Unallocated
                            Stock Fund    Fund         Fund     Market Fund    Fund        Fund        Fund       Funds
                           -----------   ---------   ---------   ---------   ---------   ---------   -----------  -------
Investment income:
 Dividends - Compass
  Bancshares, Inc.
  common stock             $   484,312        -           -           -           -           -        1,463,314       208
 Interest                        5,634         746     231,751      82,296        -           -            2,433    29,266
                           -----------   ---------   ---------   ---------   ---------   ---------   -----------  --------
   Net investment income       489,946         746     231,751      82,296        -           -        1,465,747    29,474

Net realized gain on sale
 of investments                 30,472       5,196        -           -          5,807      6,176         45,957      -

Unrealized appreciation
 (depreciation) of
 investments                (1,109,644)     60,125        -           -        156,750     154,184    (3,062,256)     -
                           -----------   ---------   ---------   ---------   ---------   ---------   -----------  --------
                              (589,226)     66,067     231,751      82,296     162,557     160,360    (1,550,552)   29,474
Contributions:
 Employee                      974,886     218,434     489,749     116,293     218,434     218,433          -          288
 Employer                    1,221,153        -           -           -           -           -        2,643,680      -
                           -----------   ---------   ---------   ---------   ---------   ---------   -----------  --------
                             2,196,039     218,434     489,749     116,293     218,434     218,433     2,643,680       288
                           -----------   ---------   ---------   ---------   ---------   ---------   -----------  --------
Distributions paid to
 participants               (1,128,913)    (83,087)   (159,738)   (337,866)    (83,087)    (83,087)   (2,225,982) (128,151)
Rollovers and transfers        781,536     151,048   1,483,214  (1,311,986)    150,797     150,058      (415,697) (204,151)
                           -----------   ---------   ---------   ---------   ---------   ---------   -----------  --------
 Net increase (decrease)     1,259,436     352,462   2,044,976  (1,451,263)    448,701     445,764    (1,548,551) (302,540)

Net assets available for
 Plan benefits:
  Beginning of year         13,885,329   1,071,040   3,162,769   3,773,481   1,052,744   1,068,882    44,269,697   416,524
                           -----------   ---------   ---------   ---------   ---------   ---------   -----------  --------
  End of year              $15,144,765   1,423,502   5,207,745   2,322,218   1,501,445   1,514,646    42,721,146   113,984
                           ===========   =========   =========   =========   =========   =========   ===========  ========

                                                                 SCHEDULE III
                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

          Item 27a - Schedule of Assets Held for Investment Purposes

                            As of December 31, 1995

                                                           December 31, 1995
                                       -------------------------------------------------------
                                        Number of                  Fair value per      Fair
                                       shares/units      Cost      share or unit       value
                                       ------------  ------------  --------------  -----------
Common stock -
 Compass Bancshares, Inc.                2,764,713   $ 38,765,202      33.00        91,235,529

Compass Bank, Inc. common trust funds-
 Employee Benefit Asset
  Growth Fund - Burridge                    30,910      1,802,155      72.41         2,238,232
 Employee Benefit Value
  Equity Fund - Wedge                       41,735      1,858,631      60.64         2,530,684
 Employee Benefit Contrarian
  Equity Fund - Chicago
  Asset Management                          65,328      1,731,384      39.83         2,601,806
 Employee Benefit Short-Term,
  High Quality Bond Fund                     9,447        133,783      15.08           142,451
                                        ----------   ------------                  -----------
                                           147,420      5,525,953                    7,513,173
Deposit administration
 contract                                  437,744      4,378,779      10.00         4,378,779

Compass Bank, Inc. Starburst
 Money Market Fund*                      1,656,249      1,656,249       1.00         1,656,249

Loans to participants                                       4,385       1.00             4,385
                                                     ------------                  -----------
                                                     $ 50,330,568                  104,788,115
                                                     ============                  ===========



* The common trust funds and the Starburst Money Market Fund are managed by Compass Bank, a party-in-interest to the Plan.

                                                              SCHEDULE IV


                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                Item 27d - Schedule of Reportable Transactions

                         Year Ended December 31, 1995



                         Description of                                      Current value
     Identity of         asset in number   Purchase    Selling    Cost of     of asset on    Net gain
   party involved           of shares       price       price      asset   transaction date   (loss)
   --------------        ---------------  ----------  ---------  --------- ----------------  ---------
Purchase of investments:
 Compass Bancshares, Inc.
  common stock*              343,474      $9,011,309       -     9,011,309     9,011,309          -

 Starburst Money Market    9,093,773       9,093,773       -     9,093,773     9,093,773          -

Sale of investments:
 Compass Bancshares, Inc.
   common stock*             163,142            -     4,561,405  2,330,388     4,561,405     2,231,017

 Starburst Money Market    9,019,785            -     9,019,785  9,019,785     9,019,785          -





* The Starburst Money Market Fund is managed by Compass Bank, a party-in-interest to the Plan.

                                SIGNATURES

  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          COMPASS BANCSHARES, INC. EMPLOYEE STOCK OPTION PLAN
                          ---------------------------------------------------
                                          (Name of the Plan)

June 28, 1996                                            /s/ Garrett R. Hegel
- -------------                                         -----------------------
    DATE                                                     GARRETT R. HEGEL
                                                      CHIEF FINANCIAL OFFICER

                                  EXHIBITS



Exhibit (23) - Consents of experts and counsel